December 30, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jay E. Ingram

Re:	Argos Therapeutics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially Submitted December 13, 2013

File No. 377-00369

Ladies and Gentlemen:

On behalf of Argos Therapeutics, Inc. (the “Company”), submitted herewith for filing is the Registration Statement referenced above (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

If you have any questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663, or Clark Petschek of this firm at (212) 937-7334.

Very truly yours,

/s/ Stuart M. Falber

Stuart M. Falber

cc: Jeffrey D. Abbey